SYNERNETICS INC.
                (A Wholly-Owned Subsidiary of 3COM Corporation)


                              FINANCIAL STATEMENTS

                    for the years ended January 2, 1994 and
                                January 3, 1993







                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Synernetics Inc., a wholly-owned subsidiary of 3Com Corporation:

          We have audited the accompanying balance sheets of Synernetics Inc., a wholly-owned subsidiary of 3Com Corporation, as of January 2, 1994 and January 3, 1993 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          As explained in Note 1, 3Com Corporation purchased 100 percent of the stock of Synernetics, Inc. on January 14, 1994.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synernetics Inc., a wholly-owned subsidiary of 3Com Corporation, as of January 2, 1994 and January 3, 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.






Boston, Massachusetts
January 27, 1994


                              SYNERNETICS INC.
                (A Wholly-Owned Subsidiary of 3COM Corporation)
                               BALANCE SHEET
                                   _______


                                                      January 2,    January 3,
                ASSETS                                   1994          1993

Current assets:
  Cash and cash equivalents                          $ 5,946,511   $ 7,301,445
  Short-term investments                                    -           14,000
  Accounts receivable, (net of allowance for doubtful
      accounts of $135,463 and $91,343 at January 2,
      1994 and January 3, 1993, respectively)          4,860,024       898,860
  Inventories (Note 3)                                 4,982,570     2,582,583
  Prepaid expenses and other current assets              244,850       254,171

      Total current assets                            16,033,955    11,051,059

Property and equipment, net (Note 4)                   2,047,598     1,305,832
Other assets                                              76,317        51,388

      Total assets                                   $18,157,870   $12,408,279

      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of notes payable (Note 7)              178,472          -
  Current portion of obligations under capital leases
      (Note 9)                                           265,309       108,560
  Accounts payable                                     2,634,659       974,324
  Accrued expenses                                     1,357,933       522,275
  Accrued warranty                                       563,487       393,587
  Deferred revenue                                       170,679       154,308


      Total current liabilities                        5,170,539     2,153,054

Notes payable (Note 7)                                   356,633          -

Obligations under capital leases (Note 9)                390,357       133,248

Commitments (Note 9)

Stockholders' equity (Note 10):
  Convertible preferred stock:
    Series A, convertible preferred stock, $0.01
      $0.01 par value; authorized, issued and
      outstanding 3,871,143 shares (liquidating
      value $6,271,252)                                6,223,337     6,223,337
    Series B convertible preferred stock, $0.01
      par value; 2,965,320 shares authorized;
      2,946,484 shares issued and outstanding
      (liquidating value $6,452,800)                   6,395,888     6,395,888
    Series C convertible preferred stock, 0.01
      par value; authorized, issued and outstanding
      1,904,062 shares (liquidating value
      $5,636,024)                                      5,600,114     5,600,114
  Preferred stock, $0.01 par value; 8,721,689
      shares authorized; no shares issued and
      outstanding                                           -             -
  Class B convertible common stock, $0.01 par value;
      authorized, issued and outstanding 620,000
      shares (liquidating value $341,000) (Note 10)         -          315,968
  Common stock, $0.01 par value; 14,000,000 shares
      authorized, 1,847,075 and 1,200,925 shares
      issued and outstanding at January 2, 1994
      and January 3, 1993, respectively (Note 10)         18,493        12,009
  Additional paid-in capital                             322,066         8,012
  Accumulated deficit                                 (6,319,219)   (8,433,351)

                                                      12,240,679    10,121,977

  Less:  treasury stock at cost, 2,250 and 0 shares
      in 1993 and 1992, respectively;                       (338)         -

      Total stockholders' equity                      12,240,341    10,121,977


      Total liabilities and stockholders' equity     $18,157,870   $12,408,279


                 The accompanying notes are an integral part
                          of the financial statements.


                              SYNERNETICS INC.
              (A Wholly-Owned Subsidiary of 3COM Corporation)

                            STATEMENTS OF INCOME
                                  _______


    For the years ended
                                             January 2,    January 3,
                                               1994          1993

Revenues (Note 5):
 Systems                                  $25,663,112    $13,605,457
 License                                      800,000      2,800,000
 Service and other                            849,201        333,616

 Total revenues                            27,312,313     16,739,073

Costs and expenses:
 Cost of sales                             12,045,325      7,053,029
 Research and development                   5,826,175      3,326,724
 Marketing and selling                      5,585,461      3,483,610
 General and administrative                 1,406,493      1,249,338
 Merger expenses (Note 1)                     381,850           -

 Total costs and expenses                  25,245,304     15,112,701

Income (loss) from operations               2,067,009      1,626,372

Other income (expense):
 Interest income                              169,754        139,205
 Interest expense                             (47,031)       (28,900)

 Total other income, net                      122,723        110,305

Income before income taxes                  2,189,732      1,736,677

Provision for income taxes (Note 6)            75,600         32,000

Net income                                $ 2,114,132    $ 1,704,677


                  The accompanying notes are an integral part
                          of the financial statements.


                                   SYNERNETICS INC.
                    (A Wholly Owned Subsidiary of 3COM Corporation)

                     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                for the years ended January 2, 1994 and January 3, 1993
                                        _______

                                              Series A                Series B                Series C              Class B
                                             Convertible             Convertible             Convertible           Convertible
                                            Preferred Stock         Preferred Stock         Preferred Stock        Common Stock
                                         Number of               Number of               Number of               Number of
                                          Shares      Amount      Shares      Amount      Shares      Amount      Shares   Amount
Balance at December 29, 1991             3,871,143  $6,223,337   2,946,484  $6,395,888                           620,000  $315,968

Issuance of 1,904,062 shares of Series C
     convertible preferred stock                                                         1,904,062  $5,600,114

Issuance of 30,425 shares of common
     stock pursuant to exercise of
     stock options

Net income

Balance at January 3, 1993               3,871,143   6,223,337   2,946,484  6,395,888    1,904,062   5,600,114   620,000   315,968

Removal of Class B convertible common
     stock designation creating one
     class of common stock (Note 10)                                                                            (620,000) (315,968)

Issuance of 28,400 shares
Common Stock pursuant to exercise
     of stock options

Purchase of Treasury Stock

Net income

Balance at January 2, 1994               3,871,143  $6,223,337   2,946,484 $6,395,888    1,904,062  $5,600,114      -         -



                                              Common Stock        Additional                                     Total
                                           Number of               Paid-In      Accumulated     Treasury     Stockholders'
                                            Shares     Amount      Capital        Deficit         Stock         Equity

Balance at December 29, 1991               1,170,500  $ 11,705     $  3,621    $(10,138,028)                 $ 2,812,491

Issuance of 1,904,062 shares of Series C
     convertible preferred stock                                                                               5,600,114

Issuance of 30,425 shares of common
     stock pursuant to exercise of
     stock options                            30,425       304        4,391                                        4,695

Net income                                                                        1,704,677                    1,704,677

Balance at January 3, 1993                 1,200,925    12,009        8,012      (8,433,351)                  10,121,977

Removal of Class B convertible common
     stock designation creating one
     class of common stock (Note 10)         620,000     6,200      309,768

Issuance of 28,400 shares of
Common Stock pursuant to exercise
     of stock options                         28,400        284       4,286                                        4,570

Purchase of Treasury Stock                    (2,250)                                             $(338)            (338)

Net income                                                                        2,114,132          -         2,114,132

Balance at January 2, 1994                 1,847,075   $ 18,493    $322,066    $ (6,319,219)      $(338)     $12,240,341


      The accompanying notes are an integral part of the financial statements.


                                SYNERNETICS INC.
                (A Wholly Owned Subsidiary of 3COM Corporation)

                            STATEMENTS OF CASH FLOWS


                                                         For the years ended
                                                      January 2,    January 3,
                                                        1994           1993

Cash flows from operating activities:
    Net income                                        $2,114,132   $1,704,677
    Adjustments to reconcile net income to net cash
        provided by operating activities:
      Depreciation and amortization                    1,155,146      745,356
      Loss on disposal of property and equipment           1,136         -
      Changes in operating assets and liabilities:
        Increase in accounts receivable, net          (3,961,164)     (17,098)
        (Increase) decrease in inventories            (2,399,987)     121,402
        (Increase) decrease in prepaid expense and
         other current assets                              9,321     (190,256)
        Increase (decrease) in accounts payable        1,660,335     (293,028)
        Increase in accrued expenses                   1,005,332      465,363
        Increase (decrease) in deferred revenue           16,371   (1,655,702)

        Net cash provided by (used in) operating
          activities                                    (399,378)     880,714

Cash flows from investing activities:
    Purchases of short-term investments                     -         (92,000)
    Sales of short-term investments                       14,000      128,090
    Purchase of property and equipment                (1,807,966)    (978,883)
    Increase in security deposits                         26,121        4,028

        Net cash used in investing activities         (1,767,845)    (938,765)

Cash flows from financing activities:
    Principal payments on obligations under capital
        leases                                          (162,384)    (110,468)
    Proceeds from notes payable                          575,123         -
    Principal payments on notes payable                  (40,018)        -
    Proceeds from issuance of convertible stock, net
        of issuance costs                                   -       5,600,114
    Proceeds from issuance of common stock                 4,458        4,695
    Proceeds from the sale and leaseback of property
        and equipment                                    435,110         -

        Net cash provided by financing activities        812,289    5,494,341

Net increase (decrease) in cash and cash equivalents  (1,354,934)   5,436,290

Cash and cash equivalents at beginning of year         7,301,445    1,865,155

Cash and cash equivalents at end of year              $5,946,511   $7,301,445

Supplemental disclosures of cash flow information:
    Cash paid (received) during the year for:
      Interest                                           $45,829      $28,900
      Income taxes                                         4,341       20,550


Supplemental disclosures of noncash financing activities:
    Capital lease obligations for computer and office equipment of $141,132 and $128,099 were incurred in fiscal 1993 and 1992, respectively.

                  The accompanying notes are an integral part
                          of the financial statements.


                                SYNERNETICS INC.
                (a Wholly Owned Subsidiary of 3COM Corporation)

                         NOTES TO FINANCIAL STATEMENTS
                                    _______


1. Nature of Business:

   Synernetics Inc. (the "Company") was incorporated in the state of Delaware in 1988 and is engaged in the development, manufacturing and marketing of local area network hardware and software.

   On January 12, 1994 the shareholders of Synernetics, Inc. approved a Merger Agreement and Plan of Reorganization dated December 16, 1993 with its major customer, 3Com Corporation ("3Com") whereby the shareholders of Synernetics, Inc. received $104 million in cash, less certain amounts for severance packages and unexercised vested options and warrants. 3Com assumed certain other outstanding Synernetics options and these options will continue to be exercisable for a number of 3Com common stock subject to share price and vesting factors. Synernetics, Inc. remains to date as a separate legal entity wholly owned by 3Com Corporation. In connection with the merger, Synernetics incurred approximately $382,000 in expenses primarily relating to legal fees (see Note
   5).


2. Summary of Significant Accounting Policies:

   The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements.

     Revenue Recognition

     The Company recognizes hardware revenue upon product shipment. Revenue from software product sales is recognized upon delivery unless there is uncertainty about customer acceptance, in which case revenue is recognized upon customer acceptance.

     Revenue from development and service agreements is recognized pursuant to the related agreements based on progress on those agreements. Payments received under these agreements prior to the completion of the related work are recorded as deferred revenue. Maintenance and support revenues are recognized ratably over the term of the agreements.

     Through July 1992, the Company operated a forum to further the development of technological standards relating to the Company's products. The Company charged forum members an annual membership fee which was recognized ratably over the term of the membership.

     Cash and Cash Equivalents

     The Company invests its excess cash in high grade money market accounts, commercial paper and treasury notes. These investments mature within three months of the initial investment. Accordingly, the investments are subject to minimal credit and market risk and are considered by the Company to be cash equivalents. The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

     Property and Equipment

     Property and equipment are recorded at cost and are depreciated over the estimated useful lives of the equipment using the straight-line method.

     When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.
     Maintenance and repairs are charged to expense as incurred.

     Income Taxes

     In fiscal 1992, the Company adopted the liability method of accounting for income taxes, in accordance with Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Tax credits are recorded as a reduction in income taxes when utilized.

     Fiscal Year

     The Company's fiscal year ends on the Sunday closest to December 31. The 1993 fiscal year ended on January 2, 1994 and the 1992 fiscal year ended on January 3, 1993.

     Intangible Assets

     The Company capitalizes expenses associated with obtaining patents on its products. The costs are being amortized over the lesser of their estimated useful life or seventeen years.


3. Inventories:

   Inventories consist of the following:

                                            January 4,  January 3,
                                              1994        1993

     Raw materials                         $  944,812  $  781,159
     Work in progress                       3,105,750     839,909
     Finished goods                           705,854     834,305
     Finished goods on loan to customers      226,154     127,210

                                           $4,982,570  $2,582,583


4. Property and Equipment:

   Property and equipment consists of the following:

                                 Estimated
                                useful lives   January 4,   January 3,
                                  (years)        1994         1993

   Computer and office equipment    2-4       $4,482,039   $2,678,178
   Furniture and fixtures            5           104,610       89,156
   Leasehold improvements        lesser of
                              useful life or
                                lease term       100,748       92,148

                                               4,687,397    2,859,482

   Less - accumulated depreciation
     and amortization                         (2,639,799)  (1,553,650)

                                              $2,047,598   $1,305,832


     At January 2, 1994 and January 3, 1993, computer and office equipment with an aggregate cost of $937,202 and $395,555, respectively and accumulated amortization of $299,075 and $170,770, respectively, were recorded under capital leases.


5.   Agreement with Major Customer (see Note 1):

     During 1991, the company entered into an agreement with a major customer under which the Company received a total of $3.6 million for the licensing of a portion of the Company's technology. The Company received $1.7 million upon signing of the contract in 1991 and an additional $1.1 million upon the first anniversary date. Revenue associated with the first payment was deferred in 1991 pending delivery of the technology and subject to the lapsing of a contingent cancellation clause. The Company met these requirements in 1992 and has therefore recognized $2.8 million of revenue in fiscal 1992.

     A final payment of $800,000 was received in fiscal 1993 in connection with this contract and was recognized as revenue in fiscal 1993.

     The Company has also entered into an OEM agreement with this customer. In 1993, the Company received approximately $11.0 million from sales other than licensing to this customer. This customer accounted for approximately 43% and 56% of the Company's revenue in fiscal 1993 and 1992, respectively.


6.   Income Taxes:

     Effective December 30, 1991, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." No cumulative effect adjustment was required for the adoption of SFAS No. 109 due to the Company's previous use of the liability method. Under this statement, deferred tax assets (net of any valuation allowance) and liabilities resulting from temporary differences, net operating loss carryforwards and tax credit carryforwards are recorded using a liability method. Deferred taxes relating to temporary differences and loss carryforwards are measured using the enacted tax rate expected to be in effect when they reverse or are realized.



     The provision for income taxes for fiscal 1993 and 1992 consists of the following:

                                         1993        1992

       Federal income taxes:
         Currently payable               $63,000    $10,000
         Deferred                           -          -

                                          63,000     10,000

       State income taxes:
         Currently payable               12,600      22,000
         Deferred                           -          -

                                          12,600     22,000

                                         $75,600    $32,000


     The provision for federal and state income taxes for the years ended January 2, 1994 and January 3, 1993 was reduced by the utilization of net operating loss carryforwards in the amount of approximately $2,955,000 and $442,000, respectively. The Company has tax credit carryforwards of approximately $660,000 expiring at various dates through 2008. Ownership changes may result in future limitations on the utilization of net operating loss and research and development tax credit carryforwards (see Note 1).

     A reconciliation of the statutory federal income tax rate to the Company's fiscal 1993 and 1992 effective tax rate is as follows:

                                                         1993   1992

   Statutory federal income tax rate (benefit)            34%    34%
   Utilization of net operating loss carryforwards       (31)   (33)
   State taxes, net of federal tax benefit                .5      1

   Effective income tax rate                             3.5%     2%


   The approximate tax effect of each type of temporary difference and carryforward before allocation of the valuation allowance is as follows:

                                                         Year Ended
                                                       January 2, 1994

   Deferred tax assets:
   Net operating loss carryforwards                      $1,277,000
   Inventory reserves and capitalization                    350,000
   Accounts receivable reserves                              54,000
   Vacation and benefits reserves                            92,000
   Other liabilities and reserves                            63,000
   Merger costs                                             153,000
   Warranty reserves                                        225,000
   Tax credit carryforwards                                 660,000

                                                         $2,874,000


   Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a 100% valuation allowance against its otherwise recognizable net deferred tax assets.

7. Notes Payable:

   The Company entered into a credit agreement with a bank which provided for up to $600,000 in borrowings to purchase fixed assets. The Company's related purchase of equipment is pledged as collateral under the agreement. The Company borrowed approximately $575,000 during fiscal 1993 with interest payable at 9% over 36 months.

   Scheduled maturities of notes payable is as follows:

   Fiscal Year

   1994                                       $178,472
   1995                                        195,304
   1996                                        161,329

                                               535,105

   Less:  current maturities                  (178,472)

   Noncurrent portion of notes payable        $356,633

 8.Line of Credit:

     In April 1993, the Company extended its $2,000,000 working capital line of credit agreement with a bank which matures in May 1994. All of the assets of the Company have been pledged as collateral in connection with this line of credit agreement reduced by assets purchased under the Company's equipment notes payable (see Note 7). In consideration of the original line of credit, the bank received a warrant to purchase up to 34,247 shares of the Company's Class A Common Stock at an initial exercise price of $2.19. The warrant is exercisable until April 10, 1997. The Company paid a one-time commitment fee of $10,000 to extend the agreement. Interest is charged at the bank's prime rate plus 1%. There were no outstanding borrowings under the line of credit during each of the fiscal years or at January 2, 1994 or January 3, 1993.


 9.  Lease Commitments:

     In April 1991, the Company entered into a Master Lease and Warrant Agreement with Pacific Venture Finance, Inc. ("PVF"). In consideration of a master lease line of up to $550,000, PVF received a Preferred Stock Purchase Warrant to purchase up to 18,836 shares of the Company's Series B Preferred Stock. The warrant is exercisable for the longer of 10 years from the date of issuance or 5 years after an initial public offering of the Company's common stock.

     The Company leases office space in North Billerica, Massachusetts under a lease expiring in 1994. Annual rent is approximately $134,000. The Company has an option to extend the lease for an additional year at the then fair market value. In addition, various short-term, renewable leases have been entered into for sales office space. The Company also leases certain equipment under operating and capital leases. Operating lease rental expense for the years ended January 2, 1994 and January 3, 1993 was approximately $265,000 and $211,000, respectively.

     Total minimum lease payments are as follows:

                                                 Capital   Operating
                                                 Leases     Leases

      1994                                      $333,355    $264,977
      1995                                       261,543      74,610
      1996                                       149,646      27,037
      1997                                          -         12,198
      1998                                          -            647

                                                 744,544    $379,469

      Less - amount representing interest        (88,878)

      Principal portion of minimum lease
      payments, including current
      portion of $265,309                       $655,666


10.  Stockholders' Equity:

      Series A, B and C Convertible Preferred Stock

      On October 30, 1992, the Company authorized and issued
      1,904,062 shares of Series C convertible preferred stock
      (Series C preferred stock) at $2.96 per share in exchange for cash of $5,600,114, net of issuance costs.

      The Series A, B and C preferred stock are convertible into common stock on a share-for-share basis, subject to certain anti-dilution adjustments, at the option of the holder or automatically at the closing of an underwritten public offering of the Company's common stock in which the Company receives gross proceeds equal to or greater than $7,500,000 and in which the price per common share equals or exceeds $8.10 (as adjusted for stock dividends, stock splits and similar events).

      Until October 30, 1992, the Series B preferred stock contained a conversion feature, whereby if the Company did not meet certain performance goals during 1992, the Series B preferred stock conversion price would have been reduced. This conversion feature was eliminated on October 30, 1992.

      Until October 30, 1992, the Series A and B preferred stock contained a provision whereby upon receipt of written request at least sixty days prior to February 12, 1996 from the holders of at least two-thirds of the Series A and B preferred stockholders, respectively, the Company would be required to redeem 25% of the Series A and B shares, commencing on February 12, 1996 and on the anniversary of that date for the following three years, at a price of $1.62 and $2.19, respectively, per share plus any declared but unpaid dividends. This provision was canceled on October 30, 1992.

      The Series A, B and C preferred stockholders are entitled to one vote for each share of Class A common stock into which the shares of Series A, B and C are convertible. Dividends on Series A, B and C preferred stock are noncumulative and must be paid in full prior to payment of dividends on any other class of stock. Dividends can be declared at the discretion of the Board of Directors and become payable when declared.

      The holders of the Series A, B and C preferred shares have liquidation preferences over all other shareholders at $1.62, $2.19 and $2.96, respectively, per share plus any declared but unpaid dividends.

      Preferred Stock

      The Company has authorized 8,721,689 shares of preferred stock, $.01 par value, none of which are issued and outstanding.

      Class B Convertible Common Stock

      On November 4, 1993, the Board of Directors and stockholders amended its certificate of incorporation to remove all references to Class B Common Stock creating one class of common stock consisting of the former Class B and Class A common stock.

      Class A Common Stock

      On November 4, 1993, the Board of Directors and stockholders approved an amendment of the Company's certificate of incorporation to redesignate the Company's Class A common stock to common stock.

      The Company has reserved shares of common stock for future issuance to management, employees and consultants and for issuance upon conversion of the Series A, B and C preferred stock as well as the exercise of common stock and preferred stock purchase warrants and options as summarized in the table below:

   Issuance to management, employees and
       consultants                                         2,074,840
   Conversion of Series A preferred stock                  3,871,143
   Conversion of Series B preferred stock                  2,946,484
   Conversion of Series C preferred stock                  1,904,062
   Exercise of common stock purchase warrants                 34,247
   Exercise of Convertible Series B preferred
     stock purchase warrants                                  18,836

   Total common stock reserved for issuance               10,849,612


   At January 2 1994, 1,847,075 of the Company's common shares are outstanding of which 1,100,000 are classified as founders shares, 62,500 as incentive shares and 66,825 as incentive stock option shares. Founders and incentive shares are subject to stock restriction and repurchase agreements, which provide the Company an option to repurchase at the original issuance price a portion of an individual's shares upon termination of employment with the Company, based on a vesting schedule over a period of five years. The repurchase rights on the founders' shares lapsed in fiscal 1992 and the repurchase rights on the incentive shares lapse through April 24, 1994. At January 2, 1994, 187,500 incentive shares were restricted. In fiscal 1994, the Company repurchased 2,250 shares of its common stock for $338. These shares are classified as treasury stock at January 2, 1994.

   Stock Option Plan

   In August 1989, the Company adopted the 1989 Stock Option Plan (the "Stock Plan") under which incentive stock options to purchase shares of common stock may be issued to key employees and officers of the Company. The Stock Plan is administered by the Company's Board of Directors and terminates at the earlier of August 11, 1999 or when all options issuable under the Plan have been exercised. The Company has designated 2,532,600 shares of common stock less 62,500 restricted shares which have previously been issued to employees, for use in the Stock Plan.

   Stock Plan transactions during 1993 and 1992 were as follows:

                                      1993                  1992
                                Number     Price      Number     Price

     Options outstanding at
        beginning of year    1,702,160 $ .15- .50  1,234,050      $.15
     Granted                   442,190   .50-4.00    628,535  . 25-.50
     Exercised                 (28,400)  .15- .25    (30,425   .15-.25
     Canceled or expired       (41,110)  .15- .75   (130,000   .15-.50

     Options outstanding at
        end of year          2,074,840  $.15-4.00  1,702,160  $.15-.50


       At January 2, 1994, there were 898,511 shares exercisable.

       Under the terms of the Stock Plan, the option price per share for incentive stock options may not be less than the fair market value (110% of the fair market value for employees possessing more than 10% of the total voting power of all classes of stock), as defined in the Plan, on the date of the grant. Incentive stock options will expire on dates specified by the Board of Directors, but no more than ten years from the date of grant (five years for employees possessing more than 10% of the total combined voting power of all classes of stock). Each eligible employee may be granted incentive stock options which would entitle that employee to purchase up to a maximum of $100,000 in fair market value (determined at the time of grant) of common stock in any one year.

       Pursuant to the Stock Plan, nonqualified stock options, which are not incentive options, may be issued to employees, consultants and directors of the Company. The option price per share for nonqualified options may not be less than the lesser of (1) book value per share as of the end of the fiscal year immediately preceding the date of grant or (2) 50% of the fair market value on the date of grant. Nonqualified options expire no later than ten years plus one day from the date of grant.

       The exercise date of options granted is determined by the Board of Directors.


       The Company has a right of first refusal to repurchase shares acquired under the stock plan should an employee receive an offer, and desire to sell such shares. The price per share that the Company would pay to repurchase the shares would be equal to the offered price per share. The Company's right of first refusal will expire should the Company receive at least $5,000,000 in a public offering of its common stock.


11.  Defined Contribution Plan:

       During 1989, the Company adopted a defined contribution plan under Section 401(k) of the Internal Revenue Code. All full-time employees of the Company who are at least 21 years of age are eligible to participate in the Plan. The Plan allows employees to contribute up to 20% of their salaries on a pre-tax basis. Company contributions to the Plan are at the discretion of management. All contributions vest immediately except for Company contributions in which employees are 20% vested after three years of service and an additional 20% for each year of service thereafter. The Company made no contributions to the Plan during the fiscal years ended January 4, 1994 and January 3, 1993.